UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FEBRUARY 24, 2010

Commission File Number: 000-30134

CDC CORPORATION

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

11/F, ING Tower

308 Des Voeux Road Central

Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

☒   Form 20-F                ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes                    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

Reduction in Inter-Company Balance

As of December 31, 2009, CDC Corporation (the “Company”) accumulated an aggregate of approximately $34.1 million in inter-company liabilities (the “Inter-Company Balance”) owed to its subsidiary, CDC Software Corporation (“CDC Software”). As previously disclosed in public filings made by CDC Software in connection with its initial public offering in August 2009 and subsequently discussed in the Company’s and CDC Software’s quarterly earnings releases, the Inter-Company Balance resulted primarily from allocations between the Company and CDC Software of certain costs incurred by either the Company or CDC Software on behalf of the other.

On February 24, 2010, the Company and CDC Software entered into a loan agreement with respect to the Inter-Company Balance (the “Loan Agreement”). The Loan Agreement provides for interest to accrue monthly at the higher of either four (4%) percent per annum, or the LIBOR Rate (as defined in the Loan Agreement) plus two and a half percent (2.5%), per annum. Interest and principal is due at maturity on February 24, 2015. The maturity date may be extended for additional one (1) year periods by the mutual written agreement of the parties.

On March 30, 2010, the Company reduced the Inter-Company Balance by $7.0 million, in a transaction approved by the boards of directors of both companies, through the payment of $4.2 million in cash, and the transfer of an aggregate of 276,543 class A ordinary shares of CDC Software held by its subsidiary, to a subsidiary of CDC Software, at a price of $10.125 per share, the average closing price for CDC Software’s American Depositary Receipts on the NASDAQ Global Market for the ninety (90) trading day period ended March 25, 2010.

The Company plans to continue to further reduce the amount of the Inter-Company Balance from time to time.

A copy of the Loan Agreement is attached hereto as Exhibit 1.01. The foregoing description of the Loan Agreement is qualified in its entirety by reference to such document.

Exhibit	Description

1.01	Loan Agreement dated February 24, 2010 by and between CDC Corporation and CDC Software Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2010

CDC CORPORATION

By:	/s/ DONALD L. NOVAJOSKY
Name:	Donald L. Novajosky
Title:	Vice President and Associate General Counsel

EXHIBIT INDEX

Exhibit	Description

1.01	Loan Agreement dated February 24, 2010 by and between CDC Corporation and CDC Software Corporation